Kenneth J. Gordon 617.570.1327 kgordon@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 17, 2012

CONFIDENTIAL

VIA E-MAIL

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Confidential Submission of Draft Form F-1 by FleetMatics Group Limited

Ladies and Gentlemen:

On behalf of FleetMatics Group Limited (to be converted into FleetMatics Group Public Limited Company) (the “Issuer”), we submit herewith on a confidential basis with the Securities and Exchange Commission (the “Commission”) a draft Registration Statement on Form F-1 relating to the initial public offering of the Issuer’s ordinary shares (the “Shares”).

The Issuer has not registered a transaction under the Securities Act or a class of securities under the Exchange Act. Accordingly, the Issuer confirms its status as an “emerging growth company” under the applicable rules of the Commission.

We are submitting the Registration Statement (and certain exhibits thereto) solely for the information of and confidential review by the Commission’s staff (the “Staff”) and we understand that it will not be available for public inspection. Due to the Commission’s attachment limitation, our submission is in multiple emails.

Should members of the Staff have any questions or comments concerning the enclosed materials, please contact me at (617) 570-1327 or Joe Theis at (617) 570-1928.

Sincerely,

/s/ Kenneth J. Gordon

Kenneth J. Gordon KJG
cc:	Mr. James M. Travers

Joseph C. Theis, Jr.